UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 5)
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ANORMED INC.
(Name Of Subject Company (Issuer))

GENZYME CORPORATION
DEMATAL CORP.
(Names of Filing Persons (Offerors))

COMMON SHARES, NO PAR VALUE
(Title of Class of Securities)

035910108
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
500 Kendall Street
Cambridge, MA 02142
Telephone: (617) 252-7500

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$584,173,147.50	$62,506.53
*
Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934. The transaction value is based upon the offer to purchase 43,272,085 outstanding common shares, no par value, of AnorMED Inc. for consideration in the tender offer of $13.50 per share. Such number of outstanding shares represents the total number of common shares outstanding as of November 7, 2006. As of November 7, 2006, there were no common shares subject to options.

**
The amount of filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 3 for fiscal year 2007 issued by the Securities and Exchange Commission on September 29, 2006. Such fee equals 0.0107% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$64,115.44
Form or Registration No.:	Schedule TO-T
Filing Party:	Genzyme Corporation
Date Filed:	September 1, 2006 & October 17, 2006
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        CUSIP No. 035910108

1.	NAME OR REPORTING PERSON Genzyme Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
06-1047163

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group	(b)	☐

3.	SEC Use Only

4.	SOURCE OF FUNDS:
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
43,272,085

		8.	SHARED VOTING POWER

		9.	SOLE DISPOSITIVE POWER
43,272,085

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,272,085

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
100.0%

14.	TYPE OF REPORTING PERSON
CO

        CUSIP No. 035910108

1.	NAME OR REPORTING PERSON Dematal Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
75-3220430

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group	(b)	☐

3.	SEC Use Only

4.	SOURCE OF FUNDS:
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:
Nova Scotia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7.	SOLE VOTING POWER
43,272,085

		8.	SHARED VOTING POWER

		9.	SOLE DISPOSITIVE POWER
43,272,085

		10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,272,085

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
100.0%

14.	TYPE OF REPORTING PERSON
CO

        This Statement amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 1, 2006 (as previously amended and supplemented, the "Schedule TO") relating to a tender offer by Dematal Corp, a Nova Scotia unlimited company (the "Offeror") and a wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (the "Parent"), to purchase all the outstanding common shares, no par value, (the "Shares"), of AnorMED Inc., a Canadian corporation (the "Company"), at a purchase price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash and Circular dated September 1, 2006 (as amended and supplemented, the "Offer to Purchase" and the "Circular," respectively, and together, the "Offer to Purchase and Circular"), the Notice of Variation and Extension, dated October 10, 2006 (the "First Notice"), the Notice of Variation and Extension, dated October 17, 2006 (the "Second Notice"), the Notice of Extension, dated October 27, 2006 (the "Third Notice"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and Circular, as each may be amended and supplemented from time to time, and the First, Second and Third Notice, constitute the "Offer").

ITEM 11. ADDITIONAL INFORMATION

        The Offer expired at 8:00 a.m. (Vancouver time) on November 7, 2006 (the "Expiry Time"). The depositary for the Offer advised the Parent and the Offeror that approximately 41,553,884 Shares had been validly tendered and not withdrawn as of the Expiry Time, representing approximately 96.0% of the outstanding Shares. The Offeror accepted for payment all the Shares that were validly tendered and not withdrawn as of the Expiry Time and completed a compulsory acquisition of the remaining outstanding Shares that had not been deposited to the Offer. Previously on November 7, 2006, the Parent had announced that the waiting period imposed on the Offer by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") expired at 11:59 p.m. (New York City time) on November 6, 2006. The press releases issued by the Parent on November 7, 2006 announcing the expiration of the HSR Act waiting period, the expiration of the Offer, the take-up and payment for the validly tendered Shares and the compulsory acquisition of the remaining outstanding Shares are filed as Exhibit (a)(15) and (a)(16) hereto and are incorporated by reference herein.

ITEM 12. EXHIBITS

        See Exhibit Index immediately following the signature page.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENZYME CORPORATION
Dated: November 7, 2006	By:	/s/ PETER WIRTH Name: Peter Wirth Title: Executive Vice President
DEMATAL CORP.
Dated: November 7, 2006	By:	/s/ GEORGES GEMAYEL Name: Georges Gemayel Title: Vice President

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase for Cash and Circular dated September 1, 2006.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
(a)(6)	Form of Guidelines for Certification of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN.*
(a)(7)	Summary Advertisement published in the Wall Street Journal, the Globe and Mail and La Presse on September 1, 2006.*
(a)(8)	Press Release issued by Genzyme Corporation dated October 6, 2006.*
(a)(9)	Press Release issued by Genzyme Corporation dated October 10, 2006.*
(a)(10)	Notice of Variation and Extension sent to AnorMED shareholders, dated October 11, 2006.*
(a)(11)	Press Release issued by Genzyme Corporation dated October 17, 2006.*
(a)(12)	Notice of Variation and Extension sent to AnorMED shareholders, dated October 17, 2006.*
(a)(13)	Press Release issued by Genzyme Corporation dated October 27, 2006*
(a)(14)	Notice of Extension sent to AnorMED shareholders, dated October 27, 2006.*
(a)(15)	Press Release issued by Genzyme Corporation dated November 7, 2006.
(a)(16)	Press Release issued by Genzyme Corporation dated November 7, 2006.
(b)	None.
(d)(1)	Confidentiality Agreement dated October 4, 2006 among Genzyme Corporation, Dematal Corp. and AnorMED Inc. (incorporated by reference from Exhibit (e)(1) to Amendment No. 11 to AnorMED's Solicitation/Recommendation statement on Schedule 14D-9, filed on October 5, 2006)*
(d)(2)	Proposal letter by Dematal Corp. and Genzyme Corporation, to AnorMED Inc., dated October 10, 2006.*
(d)(3)	Support Agreement, between AnorMED Inc., Genzyme Corporation and Dematal Corp., dated October 17, 2006.*
(d)(4)	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and the persons named on Schedule 4.1(b) thereto, dated October 17, 2006.*
(d)(5)	Shareholder Support Agreement, between Genzyme Corporation, Dematal Corp. and Kenneth H. Galbraith, dated October 17, 2006.*
(g)	None.
(h)	Opinion of Osler, Hoskin & Harcourt LLP (incorporated by reference from Offer to Purchase and Circular filed herewith as Exhibit (a)(1) under the heading "Certain Canadian Federal Income Tax Considerations").*
*
Previously filed.